Exhibit 99.1

Lithium Americas Celebrates Inauguration of Lithium Technical Development Center in Nevada and Provides Thacker Pass Update

July 20, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) celebrated the inauguration of its Lithium Technical Development Center (“LiTDC”) in Reno, Nevada, USA, with a formal ribbon-cutting ceremony today. Lithium Americas’ President and CEO, Jonathan Evans, was joined by Nevada Governor, Steve Sisolak; and University of Nevada, Reno President, Brian Sandoval. The LiTDC was developed to demonstrate the chemical process designed for the Company’s Thacker Pass lithium project (“Thacker Pass”) in Humboldt Country, Nevada in an integrated process testing facility.

HIGHLIGHTS:

  Official opening of Lithium Technical Development Center. Inauguration of the Company’s 30,000 ft2 lithium process testing facility in Reno, Nevada.

  Facility commissioned and operating as planned. Production commenced in June 2022 to replicate Thacker Pass’ flowsheet from raw ore to final product in an integrated process.

  Lithium carbonate samples achieve battery-quality. Facility achieving battery-quality specifications with product samples being produced for potential customers and partners.

  Early-works construction on track to commence in 2022. Federal appeal moving forward with briefings scheduled to be complete August 11, 2022, and oral arguments and a final decision expected shortly thereafter. The Company has all permits to commence construction. During construction, Thacker Pass is expected to employ over 1,000 workers.

  Process underway to appoint engineering construction contractor. The Company has issued a request for proposal (“RFP”) from short-listed engineering, procurement and construction management firms (“EPCM”) to perform detailed engineering, execution planning and manage Thacker Pass’ construction.

  Cultural assessment work was successfully completed in mid-July. Members of the Fort McDermitt Paiute and Shoshone Tribe (“Tribe”) were hired as cultural monitors to perform archeological mitigation work in collaboration with Far Western Anthropological Research Group.

  Completing carbon intensity and water utilization analysis. Analysis prepared with a leading international environmental engineering consulting firm indicates Scope 1 and Scope 2 carbon emission intensity per tonne of lithium carbonate produced from Thacker Pass’ process is expected to be competitive to South American-based brine operations and substantially lower than US and Australian-based spodumene operations.

  Continuing to advance Thacker Pass financing discussions. Formal application submitted to U.S. Department of Energy (“DOE”) in April 2022 through the Advanced Technology Vehicles Manufacturing (“ATVM”) loan program which is expected to fund the majority of Thacker Pass’ capital costs.

“As we prepare to break ground on Thacker Pass, we have never lost sight of our broader responsibility in developing the largest and most advanced new source of lithium in the U.S.,” said Jonathan Evans, President and CEO of Lithium Americas. “We hope to play a meaningful role in securing domestic supply of lithium to meet our country’s electrification needs, and we are committed to doing so in a manner that benefits the people of Nevada, Native Americans and the broader industry that has flourished in this state. Our new LiTDC will help cement Nevada’s place as a critical hub for battery development, and we are so thankful for the partnership of the University of Nevada, Reno as well as the support of the Governor’s office.”

“Addressing climate change remains a defining issue for the United States, and here in Nevada we have the chance to make a major difference in reducing carbon emissions while serving as an economic engine for America’s electrification,” said Governor Steve Sisolak. “Through the technological expertise of Lithium Americas and the research capacity of University of Nevada, Reno, the Lithium Technical Development Center being commissioned today is a shining example of the productive public-private partnerships that we are fostering across the state to power economic growth and responsible use of resources. This is a fantastic achievement for all involved that puts Nevada firmly at the center of the U.S.’s clean energy leadership.”

Inauguration of Lithium Technical Development Center in Reno, Nevada

In photo front left to right: Brian Sandoval, University of Nevada, Reno President; Jonathan Evans, President & CEO;
Steve Sisolak, Governor of Nevada; Littlestar Abel; Maria Anderson, the Company’s Community Relations Manager; members of the Tribe; and Lithium Americas’ staff.

LITHIUM TECHNICAL DEVELOPMENT CENTER
The Company has completed construction of a new integrated technology center in Reno to demonstrate the full Thacker Pass flowsheet and to produce lithium carbonate samples. The LiTDC will support ongoing optimization work, confirm assumptions in the design and operational parameters and provide product samples for potential customers and partners.

In addition, the 30,000 ft2 facility has been designed to conduct test work on new target ores and brines and contains a state-of-the-art analytical laboratory capable of analyzing ultra-pure lithium compounds. Lithium Americas and the University of Nevada, Reno are collaborating on this commercial work, while also educating the next generation of engineers and researchers who will play an essential role in curbing harmful carbon emissions.

The LiTDC’s initial production, using the Thacker Pass flowsheet and sedimentary resources from the project site, successfully produced five kilograms of battery-quality lithium carbonate. In addition to generating sample material, the facility will enable the team to continually optimize and de-risk each step of the flowsheet.

PROCESS ENGINEERING AND DESIGN
Feasibility Study for Phase 1 and 2
Lithium Americas continues to advance a feasibility study (“Feasibility Study”) targeting an initial production capacity to 40,000 tonnes per annum (“tpa”) of lithium carbonate (“Phase 1”) with a second stage expansion targeting a total production capacity of 80,000 tpa (“Phase 2”). Capital costs are expected to substantially increase from the estimates in the 2018 pre-feasibility study due to processing and related infrastructure changes and the results of engineering and testing, incorporation of increased capacity, as well as external factors such as inflationary pressures and supply chain considerations. Results of the Feasibility Study are expected in the second half of 2022, to align with the strategic partnership and financing process and ongoing engineering and process testwork at the LiTDC.

EPCM Contract
The Company has issued a request for proposal for an EPCM contract for Phase 1. The awarding of the EPCM contract is part of a rigorous and competitive tender process involving multiple globally recognized industry firms.

PERMITTING AND REGULATORY
The Company is on track to begin early-works construction in 2022. All state and federal permits necessary to commence construction are in place. The federal appeal of the Record of Decision (“ROD”) is ongoing with briefings scheduled to end on August 11, 2022, with oral arguments and a final decision expected to follow shortly thereafter.

In June 2022, the Nevada State Environmental Commission upheld the Company’s approved Water Pollution Control Permit by denying an appeal in a 5-0 ruling. Cultural assessment and mitigation required as part of the ROD was successfully completed in mid-July by the Company’s consultant and Tribe members. Completion of this important archeological assessment and mitigation work is a key milestone in moving towards the commencement of construction.

A decision on the Company’s water rights transfer application by the state engineer to transfer the Company’s existing and optioned water rights, which is expected to provide sufficient water for all of Phase 1, is anticipated in 2022. The Company has recently commenced the process of negotiating additional water rights expected to be required for Phase 2 operations.

SOCIAL RESPONSIBILITY

Lithium Americas remains committed to engaging with key stakeholders throughout the lifecycle of our projects to better understand and address their interests and concerns, and to advance our shared priorities. The Company continues to collaboratively work with the Tribe and communities closest to Thacker Pass towards mutually beneficial relationships.

Fort McDermitt Paiute and Shoshone Tribe
The Company’s engagement plan includes regular consultation with the Tribe, which is the closest tribe to the project site. The Company is committed to providing community benefits, skills training and employment opportunities to the tribe as the project advances towards construction.

Building on several years of engagement and understanding of community needs, the Company has provided the Tribe with a draft benefits agreement that consists of infrastructure development (community center with a daycare, pre-school and cultural facilities), economic opportunities, training and employment opportunities. The agreement is the next step in the Company’s long-standing relationship with the Tribe and is under consideration.

Skills Training and Cultural Assessment Job Opportunities
In late 2021 and early 2022, the Company arranged for specialized cultural monitor training for Fort McDermitt Paiute and Shoshone Tribe members. Pursuant to an Archaeological Resources Protection Act Permit issued by the Bureau of Land Management (“BLM”), the cultural assessment and mitigation work commenced in April 2022 and successfully concluded in mid-July 2022. Eleven Tribe members were hired to work in collaboration with Far Western Anthropological Research Group to ensure strict standards were followed, and Native American interests were respected during the archeological mitigation work.

Community Engagement
The Company continues to actively participate in the local community Negotiating Work Group (“Work Group”), consisting of representatives of the local community Thacker Pass Concerned Citizens Group (“TPCCG”). The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the planning, construction and operations of Thacker Pass. The Work Group focuses its discussions on identifying solutions that protect the safety and well-being of community members. For example, the Company has proposed to construct a new K-8 school for the community to replace the existing school built in the 1950s.

Job Creation and Skills Training
Lithium Americas is committed to employing locally and working with local service providers to the extent possible. The development of Thacker Pass will create jobs, increase economic activity and generate tax revenues for the state of Nevada. During the construction phase, Thacker Pass is expected to employ over 1,000 workers.

The Company is developing strategies to increase regional opportunities, including extending our recruitment network to diverse groups and proactively encouraging young people to consider a career with Lithium Americas and within our industry. As we move towards construction, we will continue to offer skills development with construction and heavy equipment operator training.

Initiative for Responsible Mining Assurance (IRMA)
Lithium Americas is a Pending Member of IRMA - the Initiative for Responsible Mining Assurance. In H1 2022, the Company worked with IRMA to pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development.

ENVIRONMENTAL STEWARDSHIP
Lithium Americas is committed to minimizing the expected environmental footprint of Thacker Pass by incorporating environmental best practices and going beyond what is required by regulatory standards. The Company is designing Thacker Pass to be a low-carbon, low water utilization lithium operation, and has been working with a leading international environmental engineering consulting firm to develop the expected operational intensities.

Water Utilization
Thacker Pass is being designed for low-water consumption, heavily relying on water recycling to meet its needs. Current feasibility study planning work includes developing Thacker Pass as a Zero Liquid Discharge facility with filter dry stack tailings, which ensures there will be no discharge of industrial wastewater into the environment. A detailed water cycle assessment for Thacker Pass based on this planning work, estimated annual well-water withdrawal for Phase 1 of 3.5 million m3, and any water withdrawn will be recycled and reused approximately 7.2 times within the production process.

Greenhouse Gas (‘GHG’) Energy Intensity
Thacker Pass’ energy strategy relies significantly on the self-generation of carbon-free energy through waste heat capture at the proposed sulfuric acid plant (“SAP”). This is expected to generate approximately 45 MW of electricity annually during Phase 1 and an additional 45 MW in Phase 2, based on current feasibility study planning work. Benefits of the co-located SAP include a reduction of Scope 1 and Scope 2 carbon emission intensity per tonne of lithium carbonate produced and eliminating the need to truck sulfuric acid to site, which should reduce the number of transports to site by approximately two-thirds (Scope 3). As a result, the projected Scope 1 and 2 emission intensity for Thacker Pass is expected to be comparable to South American-based lithium brine operations and substantially lower than Australian-based spodumene operations. The Company is working towards baselining projected Scope 3 emissions.

2021 ESG-S Report
Lithium Americas recently published a 2021 Environment, Social, Governance and Safety (“ESG-S”) Report themed Enabling Transition, reaffirming the Company’s commitment to responsible development and production, as well as highlighting the Company’s ESG-S practices and overall progress made over the past two years (reporting period of January 1, 2020 to December 31, 2021). Refer to the full report on our corporate website at www.lithiumamericas.com/esg, to learn how Lithium Americas’ approach to safe and responsible development and shared value is driven by its commitment to be a steward of the environment, a community partner, an employer of choice and a company to be proud of.

FINANCING AND PARTNERSHIP PROCESS

In April 2022, the Company submitted a formal application to the DOE’s Loans Program Office to be used at Thacker Pass through the ATVM loan program. The ATVM Loan Program is designed to provide loans for facilities located in the United States for the manufacturing of advanced technology vehicles and qualifying components used in those vehicles.

In addition to potential funding from the DOE, the Company is exploring other complementary funding, offtake and partnership alternatives. As previously announced in February 2022, the Company continues to explore a separation of its US and Argentina operations. While no final decision has been made, the Company is exploring structuring alternatives to effect the separation.

ABOUT LITHIUM AMERICAS
Lithium Americas is focused on advancing lithium development projects in Argentina and the United States. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents further regional growth. In the United States, Thacker Pass has received its ROD and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, and financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation: timing and results of testing by the LiTDC facility; expected timing for various steps in the appeal of the ROD for the Thacker Pass project, and the results thereof; timing and results of financing for the Thacker Pass project, including in respect of the ATVM loan application; the expected results of carbon intensity and water utilization analysis testing, including in relation to comparables, and plans for further scoping work and studies; the impact of the Thacker Pass project on environmental and climate-related matters as contemplated under current feasibility study planning and design work; potential capital costs for development of the Thacker Pass project, and factors underlying an expected increase thereof; expected potential benefits of the Thacker Pass project for the creation of a battery supply chain in the United States, job creation, tax generation, economic and other benefits; the completion of a feasibility study for the Thacker Pass project and expected timing, production capacity and parameters of the study; expected benefits of the technical development center, including the expected outcome of optimization and testing work and the establishment of Nevada as a hub for battery development in the United States; the timing to start early-works construction; expected timing for a decision on the water rights transfer application for the Thacker Pass project; continuing positive relationships with local communities, tribes, government and other stakeholders; the extent of any benefits agreement reached with local communities and tribes; goals, strategies and objectives of the Company generally; and plans regarding strategic alternatives to finance the Thacker Pass project including a potential separation or other form of restructuring transaction involving any of the Company’s projects and the expected benefits of any such transaction.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including the Company meeting deadlines and receiving and maintaining permits as anticipated; timing, results and completion of a feasibility study and to make a construction decision for the Thacker Pass project including capital and operating cost estimation; successful development of the Company’s projects and ability to produce battery-grade lithium; current technological trends; availability of technology, including low carbon energy sources, on acceptable terms to advance the sustainability goals set out herein; changes to availability of loan funding, assessment criteria or government policies concerning the DOE loan application; risks associated with the novel nature of the deposit at Thacker Pass; availability of strategic alternatives to the Company and on satisfactory terms, including market conditions being favourable for a potential separation of any of the Company’s projects; ability to meet stock exchange listing requirements for the Company after any separation, and obtain any new listing for any entity resulting from a separation; risks inherent in litigation and regulatory proceedings that could result in additional unanticipated delays or rulings that are adverse for the Company or its projects; ability to maintain necessary permits or approvals in Argentina and the United States; maintaining local community and other stakeholder support in the regions where the Company’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing the Company’s projects; the impact of increasing competition in the lithium business, including the Company’s competitive position in the industry, and availability of personnel, supplies and equipment; inflationary pressures and their impact on the Company, its projects and their economic feasibility, and the technology required to meet our goals and objects; ability to attract and retain skilled talent in a competitive hiring environment; expectations and anticipated impact of COVID-19 on the Company and its mineral properties; unanticipated changes in market price for the Company’s shares; changes to Lithium Americas’ current and future business plans and the strategic alternatives available to Lithium Americas; changes in government laws, regulations, policies and priorities and their impact on the Company and its projects; the impacts of climate change on the Thacker Pass project; environmental compliance costs; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where Lithium Americas conducts business.

There can be no assurance that any forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. As such, readers are cautioned not to place undue reliance on this information. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the Company’s latest Annual Information Form and interim and annual Management’s Discussion and Analysis, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company expressly disclaims any obligation to update forward-looking statements as a result of new information, future events or otherwise, except as and to the extent required under applicable securities laws.